EXHIBIT 99.1

                B Communications expects to receive approximately
                          NIS 750 million in dividends

Ramat Gan, Israel - April 22, 2010 - B Communications Ltd. (NASDAQ: BCOM) reports that on April 8, 2010, the General Meeting of its controlled 30.44% subsidiary, Bezeq - The Israel Telecommunication Corp. Ltd. ("Bezeq"), approved the distribution of a dividend of NIS 0.9170679 (approximately US 25 cents) per share (a total of approximately NIS 2.453 billion or US $656 million) to Bezeq shareholders of record on April 15, 2010. The dividend is expected to be paid on May 3, 2010.

On April 22, 2010 Bezeq announced that it has received an approval from the Israeli Tax Authority, pursuant to which Bezeq will not be required to deduct any tax at source on the dividend that is paid to shareholders that are Israeli companies. The approval related only to deduction at source. Accordingly, B Communications expects to receive approximately NIS 750 million (approximately $200 million) as a dividend on the payment date.

B Communications intends to use a portion of the dividend payment to repay a NIS
0.7 billion bridge loan that used as part of the funding of the acquisition of the controlling interest in Bezeq.

About B Communications Ltd.
---------------------------

B Communications Ltd. (Nasdaq & TASE: BCOM) is a holding company with a single asset: the controlling interest (30.44%) in Bezeq (www.bezeq.co.il) Israel's largest telecommunications provider. Bezeq is a leading player in the majority of Israel's telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors.

B Communications is a subsidiary of Internet Gold (approximately 75% owned) (Nasdaq: IGLD) and is part of the Eurocom Group.

For more information, please visit the following Internet sites:
www.eurocom.co.il     www.bcommunications.co.il/    www.ir.bezeq.co.il/